Exhibit B

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made and entered into as of October 9, 2006 by and between CITIC Capital MB Investment Limited, an exempted company organized and existing under the laws of the Cayman Islands with registered address at P.O. Box 2804, 4th Floor, Scotia Centre, George Town, Grand Cayman, Cayman Islands (“CITIC”) and PacificInfo Limited, an international company organized and existing under the laws of the British Virgin Islands (“PacificInfo”).

W I T N E S S E T H:

WHEREAS, CITIC has entered into that certain Stock Purchase Agreement by and among CITIC, Warburg, Pincus Ventures L.P. and Warburg, Pincus Ventures International, L.P. (collectively, “WPV”), dated September 30, 2006 (the “WPV SPA”), pursuant to which CITIC has agreed to purchase from WPV an aggregate of 8,050,210 shares (the “WPV Shares”) of common stock of AsiaInfo Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, CITIC may enter into a Stock Purchase Agreement by and between CITIC and Lenovo Group Limited (“Lenovo”) (the “Lenovo SPA” and together with the WPV SPA, the “SPAs”), pursuant to which CITIC would agree to purchase from Lenovo at least 3,200,000 shares of common stock of the Company (the “Lenovo Shares” and together with the WPV Shares, the “Shares”).

WHEREAS, CITIC is a party to that certain Transaction Summary by and among CITIC and the Company, dated as of September 22, 2006 (the “Transaction Summary”), pursuant to which, among other things, CITIC expects to enter into an agreement with the Company with respect to a lockup of its Shares in certain circumstances and CITIC has agreed to grant to the Company a right of first offer in connection with any proposed resale of the Shares in off-market transactions, which right shall be assignable by the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements, covenants, representations and warranties hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

COMMITMENTS

1.1 Assignment to PacificInfo.

(a) On or prior to the consummation of the purchase of the WPV Shares (the “WPV Closing”), CITIC shall assign its rights, interests and obligations under the WPV SPA with respect to 2,315,789 WPV Shares in accordance with Section 8.3 of the WPV SPA, and PacificInfo shall accept such assignment and shall assume all of CITIC’s rights and obligations with respect to such WPV Shares, including the obligation to purchase such WPV Shares for the amount of consideration per WPV Share as is set forth in the WPV SPA (less the amount of the Deposits received from PacificInfo pursuant to Section 1.2 below).

(b) In the event that the Lenovo SPA has not been entered into by all parties thereto on or prior to November 4, 2006, then CITIC may assign its rights, interests and obligations under the WPV SPA with respect to an additional 1,709,316 WPV Shares and, if such assignment is made by CITIC, PacificInfo shall accept such assignment and shall assume all of CITIC’s rights and obligations with respect to such WPV Shares, including the obligation to purchase such WPV Shares for the amount of consideration per WPV Share as is set forth in the WPV SPA. Each of CITIC and PacificInfo shall use its best efforts to cause the Lenovo SPA to be entered into by all parties thereto on or prior to November 4, 2006.

(c) To consummate any assignment and assumption contemplated by clauses (a) and (b) above, on or prior to the WPV Closing each of CITIC and PacificInfo shall execute a valid written instrument of assignment and assumption with respect to such WPV Shares, pursuant to which PacificInfo shall be fully liable in the event of a failure by PacificInfo to perform any of its obligations under the WPV SPA as assignee with respect to such WPV Shares.

1.2 Deposit Arrangements. Notwithstanding the foregoing:

(a) within two (2) days (excluding Saturdays) on which commercial banks are generally open for business in Hong Kong (each a “Business Day”) after the date of execution and delivery of the WPV SPA by the parties thereto, PacificInfo shall deposit, in cash in immediately available funds (the “First Deposit”), in an account specified by CITIC an aggregate of US$1,911,925;

(b) within two (2) Business Days after the date on which the Company’s board of directors shall have approved the WPV SPA, which approval shall, among other things, exempt the Stock Purchase Transaction (as defined in the WPV SPA) from the operation of Section 203 of the Delaware General Corporation Law, PacificInfo shall deposit, in cash in immediately available funds (the “Second Deposit” and together with the First Deposit, the “Deposits”), in an account specified by CITIC an aggregate of US$1,911,925;

(c) On the WPV Closing, provided that PacificInfo has performed each of its obligations with respect to the purchase of Shares at the WPV Closing, CITIC shall cause the full amount of the Deposits received from PacificInfo pursuant to clauses (a) and (b) above to be paid to WPV as a portion of the purchase price due to WPV for the Shares purchased at the WPV Closing by PacificInfo and/or any purchaser to whom PacificInfo has assigned its right to purchase Shares pursuant to Section 8.3; and

(d) Each of the Deposits shall be subject to Article VII hereof.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PACIFICINFO

PacificInfo hereby represents and warrants to CITIC that the statements contained in this Article II are true, complete and correct.

2.1 Organization and Standing of PacificInfo. PacificInfo is an entity duly organized, validly existing and in good standing under the laws of the British Virgin Islands. PacificInfo has all requisite corporate power and authority necessary to enable it to own and operate its properties and to conduct its business as now being conducted and presently proposed to be conducted.

2.2 Authority; Valid and Binding Agreements. PacificInfo has all requisite corporate power to enter into this Agreement and the SPAs and to consummate the transactions contemplated hereby and thereby, including without limitation all assignments contemplated hereby and thereby. The execution, delivery and performance of this Agreement by PacificInfo and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of PacificInfo and no further corporate action is required. This Agreement has been duly executed and delivered by PacificInfo and, assuming the due authorization, execution and delivery by CITIC, constitutes the valid and binding obligations of PacificInfo, enforceable in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CITIC

CITIC hereby represents and warrants to PacificInfo that the statements contained in this Article III are true and correct.

3.1 Organization and Standing of CITIC and its affiliates. Each of CITIC and any affiliate of CITIC that purchases WPV Shares or Lenovo Shares (each, a “CITIC Affiliate”) is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of CITIC and the CITIC Affiliates has all requisite corporate power and authority necessary to enable it to own and operate its properties and to conduct its business as now being conducted and presently proposed to be conducted.

3.2 Authority; Valid and Binding Agreements. CITIC has all requisite corporate power and authority to enter into this Agreement and the SPAs and to consummate the transactions contemplated hereby and thereby, including without limitation all assignments contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the SPAs by CITIC and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of CITIC and no further corporate action is required. This Agreement has been duly executed and delivered by CITIC and, assuming the due authorization, execution and delivery of PacificInfo, constitutes the valid and binding obligations of CITIC, enforceable against CITIC in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies

3.3 CITIC Affiliates. Any CITIC Affiliate to whom any of CITIC’s rights, interests and obligations under this Agreement or the SPAs are assigned shall have all requisite corporate power and authority to consummate the transactions contemplated hereby and thereby, as the case may be, including without limitation all assignments contemplated hereby and thereby. The execution, delivery and performance of such assignments and of each CITIC Affiliate’s obligations under this Agreement and the SPAs and the consummation of the transactions contemplated hereby and thereby, as the case may be, will be duly authorized by all requisite corporate action on the part of such CITIC Affiliates. In the event of any assignment of CITIC’s rights, interests and obligations under this Agreement or the SPAs to any CITIC Affiliate, such CITIC Affiliate will duly execute and deliver such assignment and, assuming the due authorization, execution and delivery of PacificInfo, such assignment shall constitute the valid and binding obligations of each such CITIC Affiliate, enforceable against such CITIC Affiliate in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

ARTICLE IV

EXCLUSIVITY

4.1 From the date of the execution of this Agreement until the date on which this Agreement is terminated pursuant to Article VII hereto (the “Exclusivity Period”), neither PacificInfo nor any of its affiliates, agents, partners or advisors will, directly or indirectly, solicit, initiate or participate in negotiations or discussions or provide non-public information with respect to, any other investment in, or an acquisition of, the Shares or any other securities of the Company or any similar transaction without the prior written consent of CITIC. In no event will PacificInfo accept or enter into an agreement concerning any such transaction during the Exclusivity Period.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Default on Commitments. If the WPV SPA does not close in accordance with its terms due to the failure by any party hereto to meet its respective commitments thereunder, as assignee or otherwise, then such defaulting party shall bear any and all costs, damages, claims, or similar losses associated with such default, including without limitation the claims of WPV, all transactions costs occurred by the parties hereto, and attorneys’ fees related to the transactions contemplated by this Agreement and such default.

5.2 Confidentiality. Each party agrees that the terms, conditions and existence of this Agreement, the transactions contemplated by this Agreement and the SPAs, and all information concerning the businesses and affairs of each party that is not already generally available to the public, shall be treated as the confidential information and that no reference to the terms, conditions or existence of this Agreement, the transactions contemplated by this Agreement and the SPAs, or to activities pertaining thereto or concerning the businesses and affairs of each party may be made by party without the prior written consent of the other party, except: (i) as required by any court or other governmental body; (ii) as otherwise required by law; (iii) to legal counsel; (iv) in the case of CITIC, to any current or potential CITIC Affiliate and to each of their limited partners and their representatives, for regular fund reporting purposes; or (v) in confidence, in connection with the enforcement of this Agreement or rights under this Agreement. Without limiting the foregoing, neither party shall issue any statement or communication to any third party (subject to the exceptions set forth in the preceding sentence) regarding the subject matter of this Agreement or the SPAs, the transactions contemplated by this Agreement or the SPAs, including without limitation, if applicable, the termination of this Agreement or the SPAs and the reasons therefor, without the prior written consent of the other party. In the event either party must disclose the confidential information of the other party pursuant to the order or requirement of a court or other governmental body, such party shall, if permitted by applicable laws, provide prompt prior written notice thereof to the other party to allow the other party to obtain a protective order, and such party shall also use its reasonable best efforts to obtain a protective order, assist the other party in obtaining a protective order or otherwise prevent public disclosure of such information. If either party breaches any of its obligations with respect to confidentiality or use of confidential information hereunder, the other party shall be entitled to seek equitable relief to protect its interest therein, including injunctive relief, as well as money damages.

5.3 Further Action. Each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and execute and deliver, or cause to be executed and delivered, such documents and other papers, in each case, as may reasonably be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

5.4 Voting Rights; Proxy. Effective upon the applicable closing at which CITIC acquires Shares, if any, CITIC will execute and deliver a proxy appointing Mr. Edward Suning Tian, the sole shareholder of PacificInfo, as CITIC’s attorney-in-fact and proxy, with full power of substitution, for and in CITIC’s name, to vote, express consent or dissent, or otherwise utilize that voting power with respect to any Shares held by CITIC.

5.5 Right of First Offer. PacificInfo acknowledges that, pursuant to the Transaction Summary, CITIC has agreed to grant to the Company a right of first offer in connection with any proposed resale of the Shares in off-market transactions, which right shall be assignable by the Company. Provided that the Company does not exercise such right of first offer with respect to any Shares, CITIC hereby agrees to grant to Mr. Edward Suning Tian, the sole shareholder of PacificInfo, a secondary right of first offer in connection with any such proposed resale of the Shares in off-market transactions, which right shall not be assignable by Mr. Edward Suning Tian.

5.6 Expenses. Except as otherwise provided herein, each party hereto shall bear its own expenses in connection with the negotiation and consummation of the transactions contemplated in this Agreement (including but not limited to financial and business due diligence costs and all attorneys’ fees).

5.7 Transaction fee. Upon the consummation of the purchase of any Shares by PacificInfo or any purchaser to whom PacificInfo has assigned its right to purchase Shares pursuant to Section 8.3, PacificInfo shall pay to CITIC (for himself and for each purchaser to whom PacificInfo has assigned its right to purchase Shares pursuant to Section 8.3) a transaction fee equal to 1% of the total purchase price PacificInfo and such purchaser(s) paid for such Shares pursuant to the WPV SPA or the Lenovo SPA, as the case may be.

5.8 Lock-Up. If, pursuant to any agreement between CITIC and the Company, CITIC is prohibited for any period from engaging in any sale, transfer or other disposition of any Shares or from entering into hedging or derivative arrangements in connection with any Shares (the “Lock-Up”), then PacificInfo shall enter into an agreement with the Company providing for substantially similar restrictions on Shares held by PacificInfo.

ARTICLE VI

RIGHT OF PARTICIPATION

6.1 Transfer Notice. If PacificInfo proposes to sell, transfer or otherwise dispose of in any manner (including transfer by gift) any Shares or any other equity securities of the Company now or hereafter owned by PacificInfo (collectively, the “PacificInfo Shares”) to one or more persons (the “Transferee”) pursuant to an off-market transaction (a “Transfer”), then PacificInfo shall give CITIC a prior written notice of its intention to make the Transfer (the “Transfer Notice”), which Transfer Notice shall include (i) a description of the PacificInfo Shares to be transferred (the “Offered Shares”), (ii) the identity of the prospective Transferee, (iii) the consideration to be paid for each Offered Share (the “Offered Price”), and (iv) the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that PacificInfo has received a bona fide firm offer from the prospective Transferee and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer.

6.2 Exercise by CITIC.

(a) CITIC shall have an option for a period of thirty (30) days from the date of the Transfer Notice to participate in such sale of Offered Shares on the same terms and conditions as those being offered to the Transferee and in no event less favorable to CITIC than those specified in the Transfer Notice. CITIC shall send notice to PacificInfo indicating the number of Shares that CITIC wishes to sell under its right to participate. To the extent CITIC exercises such right of participation in accordance with the terms and conditions set forth herein, the number of Offered Shares that PacificInfo may sell in the Transfer to the Transferee shall be correspondingly reduced.

(b) CITIC may elect to sell up to such number of Shares equal to (on a fully converted basis) the product of (i) the aggregate number of Offered Shares proposed to be sold to the Transferee by (ii) a fraction, the numerator of which is the number of Shares owned by CITIC on the date of the Transfer Notice and the denominator of which is the total number of Shares owned by CITIC and PacificInfo Shares owned by PacificInfo on the date of the Transfer Notice.

(c) CITIC shall effect its participation in the sale by promptly delivering to PacificInfo for transfer to the Transferee one or more certificates and instruments of transfer, properly endorsed for transfer, which represent the type and number of Shares which CITIC elects to sell.

(d) The share certificate or certificates that CITIC delivers to PacificInfo pursuant to this Section 6.2 shall be transferred to the prospective Transferee (or delivered to the Company with replacement certificate(s) to be delivered to such Transferee) in consummation of the sale of the Offered Shares pursuant to the terms and conditions specified in the Transfer Notice, and PacificInfo shall concurrently therewith remit to CITIC that portion of the sale proceeds to which CITIC is entitled by reason of its participation in such sale.

(e) To the extent that any prospective Transferee prohibits the participation of CITIC exercising its rights of participation hereunder in a proposed Transfer or otherwise refuses to purchase Shares or other securities from CITIC exercising its rights of participation hereunder, PacificInfo shall not sell to such prospective Transferee any Offered Shares unless and until, simultaneously with such sale, PacificInfo shall purchase such Shares or other securities from CITIC for the same consideration and on the same terms and conditions as the proposed Transfer described in the Transfer Notice.

6.3 Non-Exercise of Rights.

(a) To the extent that CITIC has not exercised its rights of participation in the sale of all of the Offered Shares within the time periods specified in Section 6.2, PacificInfo shall have a period of forty-five (45) days from the expiration of such rights in which to sell the Offered Shares to the Transferee identified in the Transfer Notice upon terms and conditions (including without limitation the purchase price) no more favorable than those specified in the Transfer Notice.

(b) The parties agree that each Transferee shall, prior to the consummation of any Transfer, have executed documents assuming the obligations of PacificInfo under this Agreement with respect to the transferred Shares. In the event PacificInfo does not consummate the sale or disposition of the Offered Shares within forty-five (45) days from the expiration of such rights, CITIC’s rights of participation shall continue to be applicable to any subsequent disposition of the Shares by PacificInfo until such rights lapse in accordance with the terms of this Agreement.

6.4 Prohibited Transfer. Any Transfer in violation of this Section 6 shall be null and void and shall not confer on any Transferee any rights whatsoever. In the event PacificInfo should Transfer any Offered Shares in disregard or in contravention of the right of participation under this Section 6 (a “Prohibited Transfer”), CITIC, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below, and PacificInfo shall be bound by the applicable provisions of such option.

6.5 Put Right. Without prejudice to any other rights and remedies available to CITIC, in the event of a Prohibited Transfer CITIC shall have the right to sell to PacificInfo the type and number of Shares equal to the number of Shares CITIC would have been entitled to transfer to the third-party Transferee under Section 6.2 hereof had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(a) The price per share at which the Shares are to be sold to PacificInfo shall be equal to the price per share paid by the third-party Transferee to PacificInfo in the Prohibited Transfer. PacificInfo shall also reimburse CITIC for any and all reasonable fees and expense, including legal fees and out-of-pocket expenses, incurred pursuant to the exercise or the attempted exercise of CITIC’s rights hereunder.

(b) Within ninety (90) days after the later of the date on which CITIC (i) received notice of the Prohibited Transfer or (ii) otherwise became aware of the Prohibited Transfer, CITIC shall, if exercising its rights under this Section 6, deliver to PacificInfo the certificate or certificates and instruments of transfer properly endorsed for transfer representing the Shares to be sold under this Section 6 by CITIC, which transfer shall be conditioned upon PacificInfo paying the aggregate purchase price for such Shares pursuant to clause (c) below.

(c) PacificInfo shall, within seven (7) Business Days upon receipt of the certificate or certificates and instruments of transfer for the Shares to be sold by CITIC pursuant to this Section 6, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in herein, in cash or by other means acceptable to CITIC.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. Except as provided herein, this Agreement may be terminated at any time:

(a) by mutual written consent of the parties;

(b) by any party if: (i) there shall be a final, non-appealable order of a court of competent jurisdiction in effect preventing consummation of the consummation of the transactions contemplated by this Agreement and/or the SPAs, or (ii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the consummation of the transactions contemplated by this Agreement and/or the SPAs by any governmental authority that would make consummation of the transactions contemplated by this Agreement and/or the SPAs illegal; or

(c) by CITIC if the WPV SPA is terminated in accordance with its terms.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto or their respective officers, directors, employees, agents, consultants, representatives or stockholders (in their respective capacities as such), if applicable; provided that each party hereto shall remain liable for any breach of this Agreement that occurred prior to its termination; and provided further, that, the provisions of Sections 5.1 (Default of Commitments), 5.2 (Confidentiality) and 5.6 (Expenses), Article VIII and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VII.

7.3 Amendment. The parties hereto may amend this Agreement at any time by execution of an instrument in writing signed by all parties.

7.4 Extension; Waiver. Any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

7.5 Deposits. Each of the Deposits shall be refunded to PacificInfo under any condition that permits the refund of a deposit in accordance with the WPV SPA; provided, that in any event the Deposits shall not be refunded to PacificInfo in the event that the WPV SPA does not close in accordance with its terms due to the failure of PacificInfo to meet its commitments thereunder, as assignee or otherwise. The Deposits shall not be refunded to PacificInfo under any condition that does not permit the refund of a deposit in accordance with the WPV SPA.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service to the appropriate address, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until the date and time of acknowledged receipt at the appropriate address:

(a) if to CITIC, to:

CITIC Capital MB Investment Limited

c/o CITIC Capital Partners Management Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Facsimile: 852-2523-8312

Attn: Eric Chan

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

Meiji Yasuda Seimei Building, 11th Floor

2-1-1, Marunouchi

Chiyoda-ku, Tokyo 100-0005, Japan

Facsimile: 81-3-5293-2780

Attn: Gregory D. Puff

(b) if to PacificInfo, to:

PacificInfo Limited

c/o Edward Tian

Beijing 100032

People’s Republic of China

Facsimile: 86-10-8809-2193

8.2 Counterparts. This Agreement may be executed in one or more counterparts and may be delivered by facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart for it to be effective among the other parties.

8.3 Entire Agreement; Assignment. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (ii) are not intended to confer upon any other person any rights or remedies hereunder, (iii) may be assigned by CITIC to an assignee that specifically assumes CITIC’s rights, interests and obligations under this Agreement and the SPAs, and (iv) may be assigned by PacificInfo, with the prior written consent of CITIC, to an assignee that has specifically assumes PacificInfo’s rights, interests and obligations under this Agreement and the SPAs (except that none of the rights, interests and obligations set forth in Sections 5.4, 5.5, 5.8 or 6 of this Agreement shall be assigned by PacificInfo in connection with any such assignment); provided, however, that in the event of any assignment by CITIC or PacificInfo pursuant to clauses (iii) or (iv) above, CITIC or PacificInfo, as the case may be, shall be fully liable as a principal obligor in the event of a failure by any such assignee to perform any of its obligations under this Agreement or the SPAs.

8.4 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.5 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Any judicial proceeding brought against any of the parties to this Agreement in connection with any dispute arising out of this Agreement or the transactions contemplated hereby (each, a “Proceeding”) may be brought in the courts of the State of New York, or in the United States District Court for the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consent to jurisdiction shall not constitute general consents to service of process in the State of New York for any purpose except as provided above and shall not be deemed to confer rights on any person other than the respective parties to this Agreement. Each of the parties hereto agree that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any Proceeding.

8.6 Public Announcements; Filings. No party to this Agreement shall make, or cause to be made, any press release or public announcement with respect to this Agreement or the transactions contemplated hereby and thereby or otherwise communicate with any news media with respect thereto without the prior written consent of the other party, and the parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, that such prior written consent (i) shall not be unreasonably withheld, conditioned or delayed and (ii) shall not be required for releases, announcements or communications to the extent obtaining such prior written consent would prevent the timely and accurate dissemination of information as required to comply with any applicable law.

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IN WITNESS WHEREOF, each party hereto has executed, or caused its duly authorized officer(s) to execute, this Agreement as of the date first written above.

“CITIC”

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Director

“PACIFICINFO”

PACIFICINFO LIMITED

By:	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

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